June 23, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Globavend Holdings Limited

Registration Statement on Form F-1

File No. 333-287533

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Globavend Holdings Limited, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, on Tuesday, June 24, 2025, or as soon as practicable thereafter.

Very truly yours,

/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Director and CEO

c.c.:	Aaron M. Schleicher, Esq.